

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2021

Paul Jacobson
Chief Executive Officer
Thorne Healthtech, Inc.
152 W. 57th Street
New York, NY 10019

  Re: Thorne Healthtech, Inc.
    Amendment No. 1 to Draft Registration Statement on Form S-1
    Submitted June 7, 2021
    CIK No. 0001844280

Dear Mr. Jacobson:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted June 7, 2021

Our Value Proposition to Professional Athletes, page 4

1. We note your response to comment 5 and your disclosures about where you believe your company ranks in your industry. Please revise to disclose that the only data available to the Company is the number of products that have been certified by NSF, regardless of whether such products are currently marketed by the manufacturer, and does not include volume or revenue data. In addition to adding this disclosure, please balance your assertions by noting the challenges that you face if your beliefs and assertions are determined to be incorrect.

Our Compelling Value Proposition, page 108

2.   We note your response to comment 12. It is inappropriate for you to disclaim any statements in your registration statement. Please remove any such disclaimer when you revise this section to provide a balanced view of Thorne and its business. In addition, please disclose the compensation, if any, paid to those that provide the testimonial information.

Our Employees, page 121

3.   Please provide support for your declaration that "your employees stay with [you] and thrive because they believe in [your] collective vision and mission."

Laboratory Developed Tests, page 123

4.   We note your response to comment 13 and we reissue the comment in part. Please describe the material terms of the financial agreements that you have with laboratories and identify the material laboratories you partner with.

      Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-3758 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Life Sciences